

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 28, 2016

Via E-mail
Michael J. West
Chief Executive Officer
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, OH 44406

> **Re: Canfield Medical Supply, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 20, 2016**
> **File No. 000-55114**

Dear Mr. West:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please advise us as to when you intend to become current with your Securities Exchange Act of 1934 filing obligations. We note, for example, that you have not filed your annual reports on Form 10-K for the years ended December 31, 2014 and December 31, 2015 and have not filed quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015. Additionally, we note that you have not filed an Item 5.03 Form 8-K for your name change in March 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jon Sawyer
        Jon D. Sawyer, P.C.